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UNITEDSTA
SECURITIESANDEXCHA MMISSION
Washington, D. 49

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ANNUAL AUDIT REPORT FORM X- -5 PART

SEC FILE NUMBER
8-51300

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMITH POINT CAPITAL LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

322 CIRCLE PARK PLACE
(No. and Street)

CHAPEL HILL (City) NC (State) 27517 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON JR
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DRIVE SUITE 508W SOUTHFIELD, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LARRY S FORREST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMITH POINT CAPITAL LTD, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PATTI W GORDON
NOTARY
MY
COMMISSION EXPIRES
12/6/2017

Notary Public

Signature

CEO CCO CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Smith Point Capital, Ltd.
322 Circle Park Place
Chapel Hill, NC 27517

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Smith Point Capital, Ltd. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Smith Point Capital, Ltd. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith Point Capital, Ltd. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Smith Point Capital, Ltd. financial statements. Supplemental Information is the responsibility of Smith Point Capital, Ltd.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures

to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.



Edward Richardson Jr., CPA
Southfield, MI. 48075
February 24, 2017

Smith Point Capital Limited

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2016

ASSETS	
Current Assets	
Checking/Savings	
Clearing Account	28,466.17
Wells Fargo	0.02
Wells Fargo Money Market	3,708.24
Total Checking/Savings	32,174.43
TOTAL ASSETS	**32,174.43**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	5,376.00
Total Accounts Payable	5,376.00
Total Liabilities	5,376.00
Equity	
Contributed Capital	32,915.32
Retained Earnings	-6,117.52
Total Equity	26,798.43
TOTAL LIABILITIES & EQUITY	**32,174.43**

The accompanying notes are an integral part of these financial statements.

Smith Point Capital Ltd
Financial Statements
Statement of Loss
As of and for the Year-Ended December 31, 2016

Ordinary Income/Expense	
Expense	
Communications	288.00
Insurance	
Fidelity Bond	**519.00**
Total Insurance	519.00
Professional Fees	
FINRA Fees	1,695.00
Legal and Accounting Fees	875.00
Total Professional Fees	2,570.00
Total Expense	3,377.00
Net Ordinary Income	-3,377.00
Other Income/Expense	
Other Income	
Interest Income	2.13
Total Other Income	2.13
Net Other Income	2.13
Net Income	**-3,374.87**

The accompanying notes are an integral part of these financial statements.

Smith Point Capital Ltd
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2016

OPERATING ACTIVITIES	
Net Income	-3,374.87
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Payable	2,157.00
Net cash provided by Operating Activities	-1,217.87
Net cash increase for period	-1,217.87
Cash at beginning of period	33,392.30
Cash at end of period	**32,174.43**

The accompanying notes are an integral part of these financial statements.

Smith Point Capital Ltd

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2016

	Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Earnings
	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2016	1,000	1,000	1,000	31,915	(2,742)	30,173
						-
Net Income	-	-	-	-	(3,375)	(3,375)
						-
Capital Transactions	-	-	-	-	-	-
						-
Prior Period Adjustments	-	-	-	-	-	-
Balance at December 31, 2016	1,000	1,000	1,000	31,915	(6,117)	26,798

The accompanying notes are an integral part of these financial statements.

Smith Point Capital LTD

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31, 2106

N/A

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Smith Point Capital , LTD (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Smith Point Capital , LTD (the "Company") , was organized under the laws of the state of Nevada on February 21, 2002 to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company is licensed to operate in all fifty states. The Company is broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Description of Business

The Company is engaged in business as a securities broker – dealer for private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

SMITH POINT CAPITAL, LTD

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others.During the year ended December 31, 2016, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The company has revenue concentrations; the firm specializes in sales of municipal and corporate debt securities underwriting, U.S. government municipal and corporate debt securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(2)(ii).

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 24, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Smith Point Capital Ltd
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Computation of Net Capital

Stockholder's Equity			$ 26,798
Non-Allowable Assets			
Total Non-Allowable Assets		$ 0	
Haircuts on Securities Positions			
Securities Haircuts	$ 0		
Undue Concentration Charges	0		
Total Haircuts on Securities Positions		$ 0	
Net Allowable Capital			$ 26,798

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 358
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	21,798

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 5,376
Percentage of Aggregate Indebtedness to Net Capital	20.06

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2016	$ 26,798
Adjustments	
Increase (Decrease) in Equity	0
(Increase) Decrease in Non-Allowable Assets	0
(Increase) Decrease in Securities Haircuts	0
Net Capital per Audit	$ 26,798
Reconciled Difference	-

Smith Point Capital Ltd
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016 the Company had net capital of $26,798 which was $21,798 in excess of its required net capital of $5,000. The Company's net capital ratio was 20.06%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEARule17a5(e)(4)requiresaregisteredbrokerdealertofileasupplementalreportwhichincludesproceduresrelatedtothebrokerdealersSIPCannualgeneralassessmentreconciliationorexclusionfrommembershipforms.IncircumstanceswherethebrokerdealerreportsS$500,000orlessingrossrevenuetheyarenotrequiredtofilethesupplementalSIPCreport.TheCompanyisexemptfromfilingthesupplementalreportunderSEARule17a-5(e)(4)becauseitisreportinglessthan$500,000ingrossrevenue.

Edward Richardson Jr., CPA

15565 Northland Drive

Suite 508 West

Southfield, MI 48075

To the Members of

Smith Point Capital Partners Limited

3 Moss Creek Court

Durham, NC 27712

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by Smith Point Capital Partners Limited. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Smith Point Capital Partners Limited Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Smith Point Capital Partners Limited's management is responsible for Smith Point Capital Partners Limited compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.
2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Smith Point Capital Partners Limited had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 24, 2017

Smith Point Capital LTD
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2016

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

N/A

Smith Point Capital Ltd.
322 Circle Park Place
Chapel Hill, NC 27517

February 24, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Smith Point Capital Partners Limited has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2016 through December 31, 2016. Smith Point Capital Partners Limited, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Smith Point Capital Partners Limited's past business has been of similar nature and has complied to this exemption since its inception.

Larry Forrest, the president of Smith Point Capital Partners Limited has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Larry Forrest has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Smith Point Capital Partners Limited's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (919) 903-8442.

Very truly yours,

Smith Point Capital Partners Limited.



Larry Forrest
CEO

Smith Point Capital Ltd
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Edward Richardson, Jr., CPA

15565 Northland Suite 508 West

Southfield, MI. 48075

February 24, 2017

Board of Directors

Smith Point Capital Partners Limited

3 Moss Creek Court

Durham, NC 27712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Smith Point Capital Partners Limited identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Smith Point Capital Partners Limited claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Smith Point Capital Partners Limited stated that Smith Point Capital Partners Limited met the identified exemption provisions throughout the most recent fiscal year without exception. Smith Point Capital Partners Limited 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Smith Point Capital Partners Limited compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA